Mail Stop 3561

									February 23, 2006



Mr. Mark W. Harding
President and Chief Financial Officer
Pure Cycle Corporation
8451 Delaware Street
Thornton, CO 80260

      Re:	Pure Cycle Corporation
      Form 10-KSB for the Fiscal Year Ended August 31, 2005
      Filed November 28, 2005
      File No. 0-08814

Dear Mr. Harding:

      We have reviewed your filing and have the following comments.
We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended August 31, 2005

Financial Statements

Balance Sheet, page 28

1. Since you have treasury stock, the number of common shares outstanding should not equal the number of common shares issued as you have disclosed on the face of your balance sheet. Please revise the number of shares outstanding as of each balance sheet date to include shares issued less those held in treasury.

Statements of Cash Flows, page 31

1. Please tell us your basis for classifying changes in restricted cash as an operating activity as opposed to a financing activity and
Sky Ranch option payments received as investing activities as opposed to operating activities. Please also explain why the contingent obligation payments made during the quarterly period ending November
30, 2005 are not reflected as financing activity outflows in your statement of cash flows for that quarterly period.

Notes to Financial Statements

Note 3 - Water, Water Systems and Service Agreements, page 36

2. You indicate on page 40 that the State Engineer began a review of your Paradise water supply during fiscal 2005 to determine if you are
"diligently pursuing the development of the water rights." You further indicate that an unfavorable outcome could result in cancellation of your conditional rights which would have a material adverse effect on your financial statements. Please tell us in detail the status and latest findings of the review. If the review has been completed, tell us the outcome of the review and how the results have been considered in assessing whether an impairment of the Paradise assets exists.

Note 4 - Participating Interests in Export Water, page 40

3. Regarding participating interests in export water under the terms of the Comprehensive Amendment Agreement Amendment No. 1 ("CAA") and the Water Commercialization Agreement ("WCA"), please provide us with the following information:

* Please tell us your basis in GAAP for ratably allocating 35% of proceeds from the sale of export water and your fiscal year 2004 rights acquisition to principal and the remaining 65% to the contingent obligation. Please tell us why the allocation is pro rata as opposed to some other method. Please specifically indicate whether the 35 and 65% allocation percentages are specified in the CAA, WCA, and/or other noteholder agreements, and;

* Please tell us how you determined that only 30% of proceeds received from the sale of export water during fiscal year 2005 should be applied to third party obligations and the remaining 70% should be retained.

In order to facilitate our review, please provide us with the authoritative guidance you utilized and the related journal entries you recorded when accounting for the following transactions:

* the acquisition of rights to $8.2 million of CAA obligations and the settlement agreement with LCH, Inc. Please ensure that your response clearly indicates how you calculated the $217,000 and $909,000 extinguishment charges, and;

* the January 2005 transaction with your former CEO, Thomas Clark.

In this regard, you may want to provide us a background description of this transaction including the underlying business purpose.

Note 11 - Related Party Transactions, page 45

4. We note that you receive rent from your former CEO at no cost to the company. Please tell us how you account for the donated rent, including whether the fair value of the rent is expensed and treated as contributed capital and the reasons for your accounting.
Please
reference the applicable authoritative literature which supports your accounting.

Form 10-Q for the Fiscal Quarter Ended November 30, 2005

Management`s Discussion and Analysis of Financial. Condition and
Results of Operations

Notes to Financial Statements

Note 8 - Subsequent Events, page 10

5. We note that you expect to record a gain on the early extinguishment of debt during the second quarter of fiscal 2006. Please tell us whether you expect to record this gain in income or as a capital transaction. See footnote 1 to paragraph 20 of APB 26. If you expect to record the gain in income, please justify your proposed treatment by citing authoritative accounting guidance that supports your position.


      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      If you have any questions regarding these comments, please direct them to Staff Accountant Andrew Blume at (202) 551-3254.
Any
other questions regarding disclosure issues may be directed to me at
(202) 551-3849.


							Sincerely,




						Jim Allegretto
								Senior Assistant Chief
Accountant



Mr. Mark. W. Harding
Pure Cycle Corporation
February 23, 2006
Page 1